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PRESS RELEASE


  FUTUREMEDIA PLC ANNOUNCES CONTINUED STRONG RECEPTION TO LEARNING FOR ALL(TM),
                   UPDATES FINANCIAL OUTLOOK FOR FISCAL 2005

SECOND ROYAL MAIL MARKETING CAMPAIGN RESULTS IN US $12.4 MILLION (GBP 7.0 MILLION) WORTH OF ORDERS, REACHING TOP END OF GUIDANCE

BRIGHTON, ENGLAND--Jul 21, 2004 -- Futuremedia Plc (NasdaqSC:FMDAY), a leading European based e-Learning solutions provider, today announced that it has received US $12.4 million (GBP 7.0 million) in additional orders from Royal Mail employees under the second phase of its Learning For All(TM) programme for Royal Mail employees, which kicked off in early June. The results are at the top end of previous guidance range of between US $6.2 million and $12.4 million.

Under US GAAP revenue recognition rules, the Company expects to recognise the majority of revenue from this second campaign in the first two quarters of fiscal 2005, followed by a smaller recurring revenue stream over the remaining life of the three-year agreement.

"We are very pleased that the uptake of the Learning For All(TM) programme by Royal Mail employees has again come in at the upper end of our expectations, confirming the popularity of our integrated approach to learning. The strong response to the scaled-back summer campaign provides us with confidence that we will continue to build upon this momentum with our next major campaign scheduled this autumn," said Mats Johansson, CEO of Futuremedia.

"In addition, the success of this award-winning employee learning and benefit programme has led other organisations and companies to contract with us for Learning For All(TM) programmes, and we expect Learning For AlL(TM) to be increasingly used both in the UK as well as in other European countries as a strategic option to build employee capability and organisational agility."

BUSINESS OUTLOOK

The Company reiterated its full year FY 2005 guidance of revenue growth of at least 50% from the $33.1 million reported in Fiscal 2004 and positive operating income.

"As previously indicated, the Learning For All(TM) business is seasonal and we expect that our revenues will be concentrated in the second half of the fiscal year. During our first fiscal quarter, we have made a significant investment in sales and marketing expenses to respond to the intense interest in Learning For All and to expand the delivery infrastructure supporting both Learning For All and our other products, E.L.S.A. and the Aktivna LMS," continued Mr. Johansson. "As a result we expect to report a net loss in Q1, but remain confident that we will post improved operating profitability over the course of the fiscal year."

ABOUT FUTUREMEDIA

Futuremedia plc (est. 1983) is the European-based e-learning provider with the broadest offering currently available in the UK and Continental European markets. The Company has 20 years experience in providing technology-based solutions in the fast growing e-learning market.


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Through the fostering of long term partner relationships with its customers,
Futuremedia supplies public and private sector organisations with services and products ranging from learning consultancy, Learning Management Systems, custom made learning programmes, an extensive library of published courseware titles from leading content providers as well as Futuremedia's sophisticated knowledge transfer systems to Human Resources systems allowing for evaluation, needs analysis and follow up of individual employees, tailored to the individual clients' needs.

The Company uses proven technologies to drive its innovative products: Aktivna, Futuremedia's full suite of Learning Management Solutions, which in its largest application has a capacity for 240,000 users; E.L.S.A., an interactive learning system using leading edge simulation technologies; and the award-winning Learning For All(TM), a fully hosted service which allows employees to have access to learning at home for the whole family at a cost discounted through corporate buying power and Government tax incentives.

Futuremedia's customers include Britvic, BT, BUPA, Channel Four, Daimler Chrysler, GSK, Hilton International, IDEA, the UK National Health Service, Royal Mail, The Surrey Partnership and Syngenta. The Company is partnered with Centra Software, Fujitsu-Siemens, Microsoft, Thompson NETg and Skillsoft in delivering its products and solutions.

"SAFE HARBOR" STATEMENT UNDER SECTION 21E OF THE SECURITIES EXCHANGE ACT OF
1934:

This press release contains forward-looking statements related to future results and speaks only of Futuremedia's expectations as of the date hereof. Such statements include discussions concerning the Company's future financial performance and the future performance of the Company's products. Such statements involve known and unknown risks and uncertainties that may cause actual results to differ materially from expectations. The risks and uncertainties include the Company's ability to develop and successfully market new services and products (including Learning For All(TM)), the risk that customer contracts (such as the Royal Mail contract) may be terminated or not completed in whole or in part due to factors beyond the Company's control, the Company's ability to continue to increase revenue and generate cash, the Company's ability to operate profitably in the future, the management of growth, the early stage of the Internet and intranet learning and communications market, rapid technological change and competition, and other factors detailed in the Company's filings with the US Securities and Exchange Commission. The Company expressly disclaims any obligation to release publicly any updates or revisions to any such statement to reflect any change in expectations or in information on which any such statement is based. All product names and trademarks mentioned herein are trademarks of Futuremedia or their respective owners.

Contact:
     Press information:
     Kay Phelps
     The PR Department for Futuremedia
     kay.phelps@theprdepartment.net
     T: +44 1932 789524
     M: +44 7710 043244


     Investor relations queries:
     Mats Johansson, CEO
     ir@futuremedia.co.uk
     T: +44 1273 829700


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